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Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
Rockwood Specialties Group, Inc.:

        We consent to the use of our report dated August 16, 2004 on the combined balance sheets of Dynamit Nobel as of December 31, 2003 and 2002, and September 30, 2002 and 2001, and the related combined statements of income, changes of investment by mg technologies ag and cash flows for the year ended December 31, 2003, the three months ended December 31, 2002, and each of the twelve month periods ended September 30, 2002 and 2001, included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to the adoption of new accounting standards.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
October 17, 2005

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Consent of Independent Auditors